UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 8)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

CalAtlantic Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

128195C104

(CUSIP Number)

MatlinPatterson Global Advisers LLC

Attn: Robert H. Weiss, General Counsel

520 Madison Avenue, 35th Floor

New York, NY 10022

212-651-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Michael Whalen

Whalen LLP

19000 MacArthur Boulevard

Irvine, CA 92612-1470

949-833-1700

October 1, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 8375C101	Page 3 of 15 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MP CA Homes LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 42,842,557
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 42,842,557
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,842,557
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 8375C101	Page 4 of 15 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Opportunities Partners III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 42,842,557
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 42,842,557
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,842,557
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 8375C101	Page 5 of 15 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Opportunities Partners (Cayman) III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 42,842,557
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 42,842,557
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,842,557
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 8375C101	Page 6 of 15 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Partners III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 42,842,557
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 42,842,557
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,842,557
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 8375C101	Page 7 of 15 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson Global Advisers LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 42,842,557
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 42,842,557
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,842,557
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 8375C101	Page 8 of 15 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson PE Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 42,842,557
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 42,842,557
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,842,557
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 8375C101	Page 9 of 15 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MatlinPatterson LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 42,842,557
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 42,842,557
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,842,557
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 8375C101	Page 10 of 15 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David J. Matlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
8	SHARED VOTING POWER 42,842,557
9	SOLE DISPOSITIVE POWER -0-
10	SHARED DISPOSITIVE POWER 42,842,557
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 42,842,557
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

STATEMENT PURSUANT TO RULE 13d-1

OF THE GENERAL RULES AND REGULATIONS UNDER THE

SECURITIES AND EXCHANGE ACT OF 1934

Introduction

This amendment (“Amendment No. 8”) amends the Schedule 13D Statement, filed July 3, 2008 (the “Statement”, as amended by Amendment No. 1 thereto, filed August 20, 2008, Amendment No. 2 thereto, filed September 4, 2008, Amendment No. 3 thereto, filed June 25, 2009, Amendment No. 4 thereto, filed November 24, 2010, Amendment No. 5 thereto, filed December 23, 2010, Amendment No. 6 thereto, filed May 21, 2013, and Amendment No. 7 thereto, filed June 14, 2015, the “Amended Statement”) filed on behalf of (i) MP CA Homes LLC, a Delaware limited liability company (the “Investor”), (ii) MatlinPatterson Global Opportunities Partners III L.P. (“Matlin Partners (Delaware)”), a Delaware limited partnership, (iii) MatlinPatterson Global Opportunities Partners (Cayman) III L.P. (“Matlin Partners (Cayman)” and, together with Matlin Partners (Delaware), the “Matlin Partners”), a Cayman Islands limited partnership, (iv) MatlinPatterson Global Advisers LLC (“Matlin Advisers”), a Delaware limited liability company, by virtue of its investment authority over securities held by each of the Matlin Partners, (v) MatlinPatterson Global Partners III LLC (“Matlin Global Partners”), a Delaware limited liability company, as the general partner of each of the Matlin Partners, (vi) MatlinPatterson PE Holdings LLC (“Matlin PE Holdings”), a Delaware limited liability company formerly known as MatlinPatterson Asset Management LLC, as the holder of all of the membership interests in Matlin Global Partners and Matlin Advisers, (vii) MatlinPatterson LLC (“MatlinPatterson”), a Delaware limited liability company, as the holder of all of the membership interests in Matlin PE Holdings, and (viii) David J. Matlin and Mark R. Patterson each, as a holder of 50% of the membership interests in MatlinPatterson on and prior to December 31, 2014 and David J. Matlin as a holder of 100% of the membership interests in MatlinPatterson thereafter. The Investor, Matlin Partners (Delaware), Matlin Partners (Cayman), Matlin Advisers, Matlin Global Partners, Matlin PE Holdings, MatlinPatterson and David J. Matlin are collectively referred to in this Statement as the “Reporting Persons” and each is a “Reporting Person.” Mark R. Patterson no longer holds membership interests in MatlinPatterson LLC and is no longer a Reporting Person for the purpose hereof. Capitalized terms used and not defined in this Amendment No. 8 shall have the meanings set forth in the Amended Statement. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported on the Amended Statement. This Amendment No. 8 is being filed to reflect the conversion of the Investor’s preferred stock into Common Stock following the consummation of the Merger (as defined below), which includes, the change of the Issuer’s name from Standard Pacific Corp. to CalAtlantic Group, Inc., the Issuer’s 1-for-5 reverse stock split (the “Reverse Split”) and issuance of shares to former Ryland (as defined below) stockholders in the Merger.

Item 4.	Purpose of Transaction

Item 4 is amended and supplemented by adding the following:

On October 1, 2015, the Issuer consummated a merger pursuant to the terms of an Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”) with The Ryland Group, Inc., a Maryland corporation (“Ryland”) whereby Ryland merged with and into the Issuer, with the Issuer continuing as the surviving corporation and changing its name to “CalAtlantic Group, Inc.”, and the separate corporate existence of Ryland ceasing (the “Merger”). With the effective time of the Merger, on October 1, 2015, the Voting Agreement has terminated. The Investor’s preferred stock has been converted into Common Stock immediately following the consummation of the Merger and the related Reverse Stock Split. The Amended Stockholders Agreement became effective upon the effective time of the Merger on October 1, 2015.

Item 5.	Interests in Securities of the Issuer

(a)-(b) The Investor is the record holder of 42,842,557 shares of Common Stock following the Merger, the Reverse Stock Split and conversion of preferred stock into Common Stock representing beneficial ownership of 35.5% of the Issuer’s Common Stock. Each of the Reporting Persons is the beneficial owner of, and has shared voting and dispositive power over, such shares. Such shares represent 25,280,000 shares held by Investor effective upon the consummation of the Merger after giving effect to the Reverse Stock Split (126,400,000 shares divided by 5) plus 17,562,557 shares of Common Stock issued upon conversion of Investor’s preferred stock into Common Stock immediately following the Merger. The number of outstanding shares of Issuer Common Stock has been calculated as 120,571,481 using the following share numbers as reported in the Issuer’s Schedule 14A filed August 27, 2015 with the SEC. As of July 31, 2015, the Issuer reported 276,312,411 outstanding shares of Common Stock. Following the Reverse Stock Split there would be 55,262,482 outstanding shares of Common Stock. In connection with the Merger, 47,746,442 shares of Common Stock were issued to former Ryland stockholders and following the Merger, 17,562,557 shares of Common Stock were issued to the Investor in connection with the conversion of preferred stock yielding an aggregate of 120,571,481 shares of outstanding Common Stock.

(c) Except as disclosed in this Amended No. 8 and the Amended Statement, none of the Reporting Persons has effected any transaction in the Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 7.	Material to be filed as Exhibits

The following are filed as exhibits to this Amended:

Exhibit 1	Power of Attorney of David J. Matlin (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by the Reporting Persons on August 18, 2008).
Exhibit 2	Power of Attorney of Mark R. Patterson (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by the Reporting Persons on August 18, 2008).
Exhibit 3	Agreement as to Joint Filing of Schedule 13D (incorporated by reference to Exhibit 3 to the Schedule 13D filed by the Reporting Persons on July 3, 2008).

Exhibit 4	Investment Agreement, dated as of May 26, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on May 27, 2008).
Exhibit 5	Amendment No. 1 to Investment Agreement, dated as of June 27, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).
Exhibit 6	Certificate of Designations relating to the Senior Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).
Exhibit 7	Certificate of Designations relating to the Junior Convertible Preferred Stock of the Issuer (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).
Exhibit 8	Stockholders Agreement, dated as of June 27, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).
Exhibit 9	Warrant to purchase certain shares of Senior Convertible Preferred Stock, dated as of June 27, 2008, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on July 1, 2008).
Exhibit 10	Amendment to Warrant to purchase certain shares of Senior Convertible Preferred Stock, dated as of November, 23, 2010, between Standard Pacific Corp. and MP CA Homes LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on November 24, 2010).
Exhibit 11	Underwriting Agreement, dated as of May 15, 2013, between Standard Pacific Corp., MP CA Homes LLC and Credit Suisse Securities (USA) LLC as representative of certain underwriters listed therein (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by the Issuer on May 17, 2013).

Exhibit 12	Form of Lock-Up Agreement (incorporated by reference to Exhibit 12 to the Schedule 13D filed by the Reporting Persons on May 21, 2013).

Exhibit 13	Amendment to Stockholders Agreement, dated as of June 14, 2015 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on June 15, 2015).

Exhibit 14	Voting Agreement, dated as of June 14, 2015, between The Ryland Group, Inc. and MP CA Homes LLC. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by The Ryland Group, Inc. on June 15, 2015).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2015

MP CA HOMES LLC By: /s/ Robert H. Weiss_______ Name: Robert H. Weiss Title: General Counsel	MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS III L.P. By: /s/ Robert H. Weiss_______ Name: Robert H. Weiss Title: General Counsel
MATLINPATTERSON GLOBAL OPPORTUNITIES PARTNERS (CAYMAN) III L.P. By: /s/ Robert H. Weiss_______ Name: Robert H. Weiss Title: General Counsel	MATLINPATTERSON GLOBAL ADVISERS LLC By: /s/ Robert H. Weiss_______ Name: Robert H. Weiss Title: General Counsel
MATLINPATTERSON GLOBAL PARTNERS III LLC By: /s/ Robert H. Weiss_______ Name: Robert H. Weiss Title: General Counsel	MATLINPATTERSON PE HOLDINGS LLC By: /s/ Robert H. Weiss_______ Name: Robert H. Weiss Title: General Counsel
MATLINPATTERSON LLC By: /s/ Robert H. Weiss_______ Name: Robert H. Weiss Title: General Counsel	DAVID J. MATLIN /s/ Robert H. Weiss_______ Name: Robert H. Weiss Title: Attorney-in-Fact